3/30.

04010969

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldcliff Resource Corp.

*CURRENT ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2748 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/31/04

82-2748

GCN

04 MAR 30 AM 7:21

GOLDCLIFF RESOURCE CORPORATION
(GCN.TSX-V)

ANNUAL REPORT
(OCTOBER 31, 2003)

AR/S
10-31-03

GOLDCLIFF RESOURCE CORPORATION
Suite 920 - 470 Granville Street
Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685
Fax: (604) 261-8994
Email: info@goldcliff.ca
Web: www.goldcliff.com

FOR FURTHER INFORMATION CONTACT
Leonard W. Saleken PGeo (Geologist), CEO, President & Director
Edwin R. Rockel, PGeo (Mining Geophysicist), CFO, Director
George Sanders (Corporate Development), Director
Paul Saxton (Mining Engineer), Director

GOLDCLIFF RESOURCE CORPORATION, Suite 920 - 470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 261-8994 Email: info@goldcliff.ca
Web: www.goldcliff.com
GCN.TSX-V (Trading Symbol.Exchange) & USA Exemption 12g3-2b:82-2748

PRESIDENT'S REPORT

PANORAMA RIDGE PROPERTY
HEDLEY GOLD BASIN, BC, CANADA
2003 EXPLORATION OVERVIEW

GOLDCLIFF RESOURCE CORPORATION (GCN.TSX-V). The 2003 exploration work, on the Panorama Ridge property, was very successful and is extremely encouraging. The gold results from the initial drilling program have moved the property closer to a major new gold deposit discovery in the Hedley Gold Basin, British Columbia, Canada. Based on the success of the 2003 field work and drill results, Goldcliff is planning a 2004 drilling program.

The Panorama Ridge property is located 320 kilometres east of Vancouver, BC, Canada, and is four kilometres east of the past gold producer, the Nickel Plate-Mascot mine. The Panorama Ridge property mineral claim holdings consist of 160 claim units that cover an area of 4,125 hectares (10,189 acres). The claim units are 100 per cent beneficially owned and operated by Goldcliff Resource Corporation. There are no royalties (NSR), no option payments and no property payments.

Property History

The Panorama Ridge property was staked for Goldcliff by Leonard W. Saleken, PGeo, in September 2000. Based on rusty outcrops that were exposed by new logging roads, Goldcliff's President acted quickly. Geological reconnaissance proved that the rusty outcrops were similar to the Nickel Plate-Mascot mine area where 2.5 million ounces of gold were produced from one very large gold skarn deposit during the years of 1904 to 1996. The discovery of old trenches signified that the staked area was actively explored in the past. Research of government assessment files provided a 'treasure" of information relating to important exploration activity and results. Goldcliff utilized this information to develop a vast digital data base for exploration.

Property Exploration Work

In 2001 and 2002, the Company conducted surface exploration and digitally compiled exploration data on the property. A considerable amount of geological, geochemical and geophysical data by previous operators of the property area was obtained from assessment reports filed with the Ministry of Energy and Mines of British Columbia. The data was compiled in a computer data base. The interpretation of results focused the Company's exploration on the north-western portion of the property and in the area surrounding Panorama Ridge. The exploration work carried out by the Company consisted of a property regional stream sediment survey, detailed grid soil sampling, detailed magnetic and electromagnetic surveying, trenching, sampling, prospecting and geological mapping.

The Company's work established a large area for the discovery of gold mineralization. The "discovery area" is approximately 1.2 by 2.3 kilometres in size (2.8 square kilometres). Within the discovery area, three zones consisting of coincidental geological, geochemical and geophysical anomalies were defined and designated as the Epic, Panorama and Castle gold zones. The common identifier of the "gold zones" is extensive surface gold mineralization and strong subsurface geophysical responses (IP chargeability).

In 2003, the Panorama Ridge property was ready for its initial drill program. The core drilling commenced in October and by November, 17 holes were drilled for a total of 1,920 metres.

Property Exploration Gold Model

The Panorama Ridge property exploration gold model is based on "one very large gold deposit of world-class size (Ettlinger and Ray, 1989)", the Nickel Plate deposit. Nickel Plate-Mascot mine (1904-1996) produced 2.5 million ounces of gold from a strata-bound (sedex) gold skarn deposit. The Nickel Plate gold deposit is geologically situated in the Late Triassic Nicola Group of sedimentary rocks, the Hedley Formation. The Hedley Formation is from 400 to 800 metres thick. The Nickel Plate deposit occurs in the upper portion of the Hedley Formation. The Nickel Plate deposit occupies a unit of rocks which is 100 to 200 metres thick and is receptive to skarn alteration and gold mineralization. The Nickel Plate gold deposit occurs in the "gold mineralized zone", the **GMZ**.

The GMZ

The GMZ, the gold mineralized zone, is a favourable rock horizon that is receptive to skarn alteration and gold mineralization. The GMZ contains gold grades of 0.10 grams/tonne (g/t) or greater. In order to discover another "one very large gold deposit of world-class size" you must be in the GMZ. The GMZ has been discovered at the Panorama Ridge property and occurs to depths of over 100 metres.

Property Drilling Results

The drilling results are highly encouraging. Goldcliff drilled 17 core holes which totalled 1,920 metres in 2003, and intersected the GMZ in 16 holes. Of the 16 holes intersecting the GMZ, seven holes contained potential economic gold grades over significant core intervals, as summarised:

Drill Holes	GMZ (metres)	Gold Intervals (metres)	Gold Grades (g/t)
DDH23003	**118.60**	**69.92**	**1.01**
DDH23003	118.60	28.00	1.52
DDH23003	118.60	18.00	2.04
DDH23003	118.60	7.00	3.31
DDH23003	118.60	1.00	7.65
DDH23004	**130.73**	**48.00**	**1.01**
DDH23004	130.73	17.00	1.50
DDH23004	130.73	11.00	2.00
DDH23004	130.73	3.00	3.12
DDH23004	130.73	1.00	5.12
DDH23005	**109.42**	**54.67**	**1.05**
DDH23005	109.42	16.91	1.50
DDH23005	109.42	4.00	2.09
DDH23005	109.42	1.00	3.19
DDH23006	**123.14**	**15.00**	**1.02**
DDH23006	109.42	5.00	2.16
DDH23006	109.42	2.00	4.43
DDH23006	109.42	1.00	7.86
DDH23010	**141.13**	**19.21**	**1.03**
DDH23010	141.13	7.00	1.50
DDH23010	141.13	1.00	2.17
DDH23012	**99.09**	**32.27**	**1.00**
DDH23012	99.06	13.00	2.10
DDH23012	99.06	3.00	3.33
DDH23012	99.06	1.00	3.90
DDH23013	**99.09**	**34.00**	**1.00**
DDH23013	92.96	11.00	2.06
DDH23013	92.96	6.00	2.65
DDH23013	92.96	2.00	2.84

ON BEHALF OF THE BOARD
GOLDCLIFF RESOURCE CORPORATION

"Leonard W. Saleken"
Leonard W. Saleken, PGeo
President


LOCATION MAP
Kelowna
Penticton


PANORAMA RIDGE PROPERTY &
CLAIM LOCATION


Spar
Nordic
York
23007
23008
23009
23001
23002
23005
23006
Thor
Viking
Drill Target Area
Winters
Tower
LEGEND
Goldcliff Resource Corporation (GCN.TSXV)
PANORAMA RIDGE PROPERTY
2003 Drilling

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of **Goldcliff Resource Corporation** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Wednesday, April 14, 2004** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company for the fiscal period ended October 31, 2003 and the report of the auditor thereon.

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To elect directors to hold office until the close of the next Annual General Meeting.

6. To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, whereunder the Company's Incentive Stock Option Plan be amended such that the maximum number of shares that may be the subject of options at any given time be increased from 2,300,000 to 4,430,000 shares.

   INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

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7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 14, 2004** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 10, 2004** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 16th day of March, 2004.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

Leonard W. Saleken, President

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GOLDCLIFF RESOURCE CORPORATION

6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

MANAGEMENT INFORMATION CIRCULAR

As at March 4, 2004
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of GOLDCLIFF RESOURCE CORPORATION (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in The Vancouver Province on February 18, 2004.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrumeht in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many members, as a substantial number of members do not hold Shares registered in their own names. These members ("Beneficial Members") should note that only proxies deposited by persons whose names appear on the register of members of the Company ("Registered Members") can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a member by a broker, then, in almost all cases, those shares will not be registered in the name of the member on the Company's Register of Members. Such shares will, more likely, be registered under the name of the member's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Members in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Member by a broker is identical to the form of proxy provided to Registered Members. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Member. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides Beneficial Members with their own form of proxy, and asks Beneficial Members to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Member receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Members return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS & DIRECTORS REPORT

The Report of the Directors to Members and the consolidated financial statements of the Company for the year ended October 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the members at the Meeting. These documents are being mailed to members with this Information Circular.

CHANGE AND REMUNERATION OF AUDITOR

Management of the Company will recommend to the Meeting that the Company change its auditor from Cawley & Associates (the "Former Auditor"), Chartered Accountants, of 3rd Floor, 1622 West 7th Avenue, Vancouver, B.C. V6J 1S5 to Davidson & Company (the "Successor Auditor"), Chartered Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, effective as of the close of the Meeting. The Former Auditor had acted as the Company's auditor since October 21, 1988. It is proposed that the remuneration to be paid to the Successor Auditor be fixed by the directors.

There are no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations between the Company and the Former Auditor or the Successor Auditor in connection with the periods set forth in paragraphs (a) and (b) above. Copies of the following documents form a part of this Information Circular:

(a) Notice of Change of Auditor, dated March 15, 2004;

(b) Letters, dated March 15, 2004 and March 17, 2004, respectively, addressed to the British Columbia Securities Commission and the Alberta Securities Commission from:

(i) the Former Auditor; and
(ii) the Successor Auditor;

(collectively the "Letters"); and

(c) Written confirmation that the Notice and Letters have been reviewed by the audit committee or the board of directors of the Company.

Unless otherwise instructed, proxies given pursuant to this solicitation will be voted for the appointment of the Successor Auditor as the auditor of the Company to hold office until the close of the next Annual General Meeting.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 24,753,725 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 10, 2004** as the record date for the determination of the members entitled to vote at the Annual and Extraordinary General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Leonard W. Saleken	5,237,957 Common	21.61%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[2]	First and Present Position with the Company[1]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Len W. Saleken[4] Canada	Geological Consultant, Geotec Consultants Ltd.	President and Director, Jul.21/86 to date; Chief Executive Officer, Oct.21/88 to date	5,237,957 Common
Edwin R. Rockel[4] Canada	Geophysical Consultant, Interpretex Resources Ltd.	Director, Jul.21/86 to date; Secretary, Jul.21/86 to Oct.21/88	873,420 Common
Paul F. Saxton[4] Canada	President and COO, Doublestar Resources Ltd., Jan./2001 to date; President and COO, Standard Mining Co. Ltd., Jun./1997 to date	Director, Sep.03/2003 to date	50,000 Common
George W. Sanders Canada	Corporate Financial Consultant, May/2002 to date	Director, May 7/2002 to date	725,000 Common

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Company has an Incentive Stock Option Plan (the "Existing Plan") which complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange"). However, management wishes to increase the number of shares that may be subject to options under the Existing Plan from 2,300,000 to 4,430,000. The Existing Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Existing Plan will vest in equal quarterly tranches over a period of not less than 18 months. The exercise price will not be lower than the "market price" of the Shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

See the sub-section captioned "Amendment to Incentive Stock Option Plan".

(b) Amendment to Incentive Stock Option Plan

As set forth above, management of the Company wishes to increase the number of shares that may be subject to options under the Existing Plan.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder paragraph 4.02 of the Existing Plan be amended to provide that the number of common shares of the Company that have been allocated and reserved for use in the Company's Incentive Stock Option Plan (the "Amended Plan") be increased from 2,300,000 shares to 4,430,000 shares.

All outstanding incentive stock options will automatically be subject to the terms and conditions of the Amended Plan.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

As a result, at the Meeting, the votes attaching to the 6,286,502 shares held by insiders and their associates will not be counted.

(c) Granting of Options

During the most recently completed financial year (November 1, 2002 to October 31, 2003) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Leonard W. Saleken	May 16, 2003	150,000	Nominal	$0.105	May 16, 2008
Edwin R. Rockel	May 16, 2003	100,000	Nominal	$0.105	May 16, 2008
George W. Sanders	May 16, 2003	150,000	Nominal	$0.105	May 16, 2008
Paul F. Saxton	Sep.03/2003	100,000	Nominal	$0.10875	Sep.03/2008
Paul F. Saxton	Oct.03/2003	80,000	Nominal	$0.1125	Oct.03/2008

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Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(d) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value[(1)]
65,000	$0.10	Sep.09/2003	$0.15	($3,250)
60,000	$0.105	Oct.03/2003	$0.15	($2,700)
150,000	$0.105	Oct.03/2003	$0.15	($6,750)

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company subsequent to the end of the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value[(1)]
145,000	$0.10	Nov.06/2003	$0.23	($18,850)
10,000	$0.1275	Nov.06/2003	$0.23	($1,025)
25,000	$0.105	Nov.06/2003	$0.23	($3,125)

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(e) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase a total of 1,273,450 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 580,000 common shares were granted to insiders.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 1,748,450 common shares are outstanding, of which options to purchase up to a total of 740,000 shares pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

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INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company save and except as set forth below:

Debt Settlement

By news release, dated May 16, 2003, the Company agreed to settle in full bona-fide indebtedness in the aggregate amount of $83,946 of certain trade creditors by the conversion thereof into 799,485 common shares of the Company at a price of $0.105 per share. In this regard, all of the aforesaid were issued to two non-reporting companies, each controlled by a director of the Company.

Private Placement Transaction

A. By news release, dated May 16, 2003, the Company announced that it had negotiated a non-brokered private placement transaction of 1,000,000 units (the "Units"), comprising 400,000 flow-through units (the "FT Units") and 600,000 non-flow-through units (the "Non-FT Units") at a price of $0.105 per Unit with a director of the Company for gross proceeds in the amount of $105,000. Each FT Unit was comprised of one "flow-through" common share and one "non-flow-through" share purchase warrant (a "May Warrant") of the Company, entitling the holder to purchase one additional share (a "Warrant Share") for a period of 24 months from closing of the transaction at an exercise price of $0.14 per Warrant Share and each Non-FT Unit was comprised of one non-flow-through common share and one May Warrant.

B. In December 5, 2003, certain investors purchased 1,157,500 units of the Company at a price of $0.20 per unit for a total purchase price of $231,500 by way of private placement. Each unit comprised one share and one-half of one non-transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of 12 months at an exercise price of $0.25 per share. 200,000 units for a purchase price of $40,000 were purchased by insiders of the Company.

Reference is also made to the heading "Incentive Stock Options ".

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or senior officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange (the "Exchange") encourages Tier 2 listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to section 20 of Policy 3.1, Directors, Officers and Corporate Governance, and to the guidelines (the "Guidelines") and proposed Rules (the "Rules") set forth by the Toronto Stock Exchange (the "TSX") in Part IV of the TSX Company Manual. These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate. Compliance with these Guidelines is not mandated by law and the Exchange and TSX acknowledge that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key members of management are members of the Board, giving the Board direct access to information on their areas of responsibility. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. The Board is satisfied that the Board can perform its supervision responsibilities properly through the procedures followed both at meetings of the full Board and its committees and through other reviews of the Company's affairs, without appointing an outside Chairman.

B. Composition of the Board

The Board is comprised of four directors. One of the directors and officers is an employee of the Company and is involved in management of the Company. As such, he is a "related director" for the purposes of the Guidelines.

The Board considers that the three directors who are not involved in management are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Company does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

Accordingly, the Board considers that the composition of the Board meets the Guidelines. The Board also considers that its composition fairly reflects the shareholdings in the Company.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

The Board has established one full-time committee, an Audit Committee. Consistent with the Rules, this committee is comprised of a majority of unrelated directors. The composition of the Audit Committee complies with the requirements of the *Company Act* (British Columbia), but does not comply with the Guidelines in that a majority of the members are not unrelated. However, given the size and level of activity of the Company, management is of the view that the Audit Committee can effectively carry out its mandate.

The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The Audit Committee interacts with the Company's internal financial officers and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the Company's financial statements before they are approved by the Board. In the discharge of its duties, the committee meets regularly with the shareholders' auditors. Reference is made to the section captioned, "Election of Directors", with respect to the members of the audit committee.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Company which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (four) and the relatively frequent and active nature of the current Board involvement in the Company's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board members is contemplated. As and when the Company's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Shareholder Feedback and Liaison

To date shareholder inquiries and concerns have been dealt with directly by management.

The Board of Directors of the Company as a whole is cognizant of the desirability of further developing the Company's approach to corporate governance. Currently the Company's ongoing operations are very narrowly focused (exploration for minerals interests in British Columbia) and the Board and management meet and discuss Company business frequently. As the scale of the Company's operations and its employee and management base increase, the Board expects that its size may increase modestly and the formality of its corporate governance processes may also be reviewed.

The Company's corporate governance practices comply with the Guidelines.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of February 20, 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

Leonard W. Saleken, President

Schedule "A" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;
(ii) a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
(iii) President of the company;
(iv) a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
(v) an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;
(ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the President (also herein referred to as the "CEO") No persons earned in excess of $100,000 per annum during such periods. The CEO is therefore the only "Named Executive Officer".

Name and Principal Position	Year[1]	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)[2]	Other Annual Compen-sation ($)	Securities Under Options/ SARs[3] granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[4] payouts ($)	
Len W. Saleken, President and Chief Executive Officer	2001	n/a	n/a	n/a	250,000	Nil	Nil	(5)
	2002	n/a	n/a	n/a	Nil	Nil	Nil	(6)
	2003	n/a	n/a	n/a	150,000	Nil	Nil	(7)

Notes: (1) November 1 to October 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) A non-reporting company controlled by Len W. Saleken billed the Company $36,448 with respect to geological services rendered to the Company, of which $31,150 was paid and the balance remains outstanding.
(6) A non-reporting company controlled by Len W. Saleken billed the Company $115,229 with respect to geological services rendered to the Company, of which $40,849 was paid and the balance remains outstanding.
(7) A non-reporting company controlled by Len W. Saleken billed the Company $96,056 with respect to geological services rendered to the Company, of which $27,484 was paid and the balance remains outstanding.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to the Named Executive Officer during the most recently completed financial year (November 1, 2002 to October 31, 2003) (the "Financial Period"):

Name	Securities under Options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Leonard W. Saleken	150,000	12.57%(1)	$0.105	$0.14	May 16/2008

(1) Reflected as a percentage of the total number of options to purchase common shares granted (1,193,450) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officer during the Financial Period and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)[2]	Number of Unexercised Options/SARs at Oct.31/2003 Exercisable/ Unexercisable	Value of Unexercised in-the-money[1] Options/SARs at Oct.31/2003 Exercisable/ Unexercisable
Leonard W. Saleken	210,000	($9,750)	190,000/nil	$7,600/nil

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 31, 2003 ($0.22) over the base price of the options ($0.18).

(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officer.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company or any of its subsidiaries for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

except as set forth below and as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. The Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise	**Aggregate Net Value Realized[1]**
65,000 Common Shares	$3,250

(1) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Goldcliff Resource Corporation (the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE
OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a) the Notice, and

(b) letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission and the Alberta Securities Commission.

DATED at Vancouver, B.C. as of this 15th day of March, 2004.

Goldcliff Resource Corporation

Per:

____________________ *(signature)*
Leonard W. Saleken
President and director

c:\documents and settings\len\local settings\temporary internet files\content.ie5\s5az0l6n\confirm.docp:\clients\l-sedar\goldclif\auditor\confirm.doc

Cawley & Associates
Chartered Accountants
3rd Floor, 1622 West 7th Avenue
Vancouver, B.C. V6J 1S5

March 15, 2004

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")

We have been informed by the Company of its intention to appoint Davidson & Company as the auditor of the Company effective as of the close of its Annual and Extraordinary General Meeting (the "Meeting") scheduled to be held on April 14, 2004. The Company has provided us with the disclosures required by National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer". We have reviewed the information contained in the Notice of Change of Auditor (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Policy No. 31, we understand that the Notice , together with a letter from each of Cawley & Associates and Davidson & Company will be included in the Information Circular to be mailed to all shareholders of the Company in connection with the Meeting. It is anticipated that bulk distribution of the annual meeting materials will take place on or about March 19, 2004 in accordance with the requirements of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer.

Yours very truly,

Cawley & Associates

Per:

"Brian Cawley" (signature)
Brian Cawley (name - please print)

22

Schedule "A"

Goldcliff Resource Corporation (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

It is proposed that the Company will change its auditor from Cawley & Associates (the "Former Auditor"), Chartered Accountants, of 3rd Floor, 1622 West 7th Avenue, Vancouver, B.C. V6J 1S5, to Davidson & Company (the "Successor Auditor"), Chartered Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, effective as of the close of the Annual and Extraordinary General Meeting of the Company scheduled to be held on April 14, 2004.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The change of auditor and the recommendation to appoint the Successor Auditor was approved by the the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 15th day of March, 2004.

Goldcliff Resource Corporation

Per:

"Leonard W. Saleken" *(signature)*
Leonard W. Saleken *(name - please print)*
President and director *(title - please print)*

"Edwin R. Rockel" *(signature)*
Edwin R. Rockel *(name - please print)*
CFO and Director *(title - please print)*

DAVIDSON & COMPANY — Chartered Accountants — A Partnership of Incorporated Professio

March 17, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, AB
T5J 3Z5

Dear Sirs:

Re: Goldcliff Resource Corporation (the "Company")
Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 15, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company

DAVIDSON & COMPANY
Chartered Accountants

cc: TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 261-8994 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51- 901F SCHEDULE A

ISSUERS DETAILS

For Quarter Ended	October 31, 2003
Date of Report:	February 27, 2004
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-261-8994
Phone Number	604-685-5685
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The Schedule A required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed March 10, 2004
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed March 10, 2004

Gcn_qtr4_oct2003A51-901F.doc

GOLDCLIFF RESOURCE CORPORATION

AUDITOR'S REPORT

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS

OCTOBER 31, 2003

26

C&A

CAWLEY
& ASSOCIATES

AUDITOR'S REPORT

To the Shareholders of Goldcliff Resource Corporation:

We have audited the balance sheet of Goldcliff Resource Corporation as at October 31, 2003 and the statements of loss and deficit, deferred exploration expenditures, mineral claims and cash flow for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2003 and the results of its operation and the changes in financial position for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"Cawley & Associates"

Cawley & Associates

Vancouver, British Columbia
February 27, 2004

CHARTERED ACCOUNTANTS 3rd Floor-1622 West 7th Avenue Tel: (604) 731-1191 bcawley@cawley-assoc.com
BRIAN CAWLEY CORPORATION VANCOUVER, BC V6J 1S5 FAX: (604) 731-3511 gcurran@cawley-assoc.com

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
OCTOBER 31, 2003

		2003		2002
ASSETS				
CURRENT ASSETS:				
Cash	$	150,003	$	57,474
Prepaid expenses		36,000		1,802
Term deposits		652,637		-
G.S.T. receivable		39,245		24,051
Total current assets		877,885		83,327
TERM DEPOSITS (Note 3)		11,031		11,031
MINERAL CLAIMS (Note 2)		13,001		244,340
DEFERRED EXPLORATION EXPENDITURES		605,687		1,033,009
	$	1,507,604	$	1,371,707
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable and accrued liabilities	$	146,557	$	117,222
SHAREHOLDERS' EQUITY:				
Share capital (Note 4)		4,300,665		2,991,014
Contributed surplus (Note 6)		67,407		-
Deficit, per accompanying statement		(3,007,025)		(1,736,529)
Total shareholders' equity		1,361,047		1,254,485
	$	1,507,604	$	1,371,707

On behalf of the board:

"Leonard W. Saleken"
Director

"Edwin R. Rockel"
Director

See accompanying notes to financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE YEAR ENDING OCTOBER 31, 2003

	2003	2002
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 1,033,009	$ 828,365
EXPENDITURES DURING THE YEAR	291,447	204,644
WRITE DOWN OF DEFERRED EXPLORATION	(718,769)	-
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 605,687	$ 1,033,009

	2003	2002
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 1,033,009	$ 828,365
EXPENDITURES DURING THE YEAR:		
DRILLING	38,663	-
GEOLOGICAL	143,435	150,629
MAPPING	12,945	2,467
TRENCHING	14,150	6,910
ASSAYS	10,273	30,750
GEOPHYSICAL	36,423	13,888
FIELD EXPENSES	35,558	-
	291,447	204,644
WRITE DOWN OF DEFERRED EXPLORATION	(718,769)	-
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 605,687	$ 1,033,009

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF MINERAL CLAIMS
FOR THE YEAR ENDING OCTOBER 31, 2003

	2003	2002
OPENING MINERAL CLAIMS	$ 244,340	$ 212,901
EXPENDITURES DURING THE YEAR:		
QUEBEC	-	28,000
BRITISH COLUMBIA	2,796	3,439
	2,796	31,439
WRITE DOWN OF MINING CLAIMS	(234,135)	-
ENDING MINING CLAIMS	$ 13,001	$ 244,340

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED OCTOBER 31, 2003

	2003	2002
GENERAL AND ADMINISTRATIVE EXPENDITURES:		
Advertising and promotion	$ 99,484	$ 1,374
Bank charges and interest	1,056	595
Legal and audit	88,682	32,873
Management fees	24,370	36,654
Office	23,740	14,725
Rent office	5,886	6,290
Stock-based compensation (Note 6)	76,407	-
Telephone	1,469	1,751
Total general and administrative expenditures	321,094	94,262
OTHER INCOME	3,502	3,533
WRITE DOWN OF MINING CLAIMS AND DEFERRED EXPLORATION EXPENDITURES	952,904	-
Total other income and expenditures	949,402	3,533
NET LOSS	1,270,496	90,729
DEFICIT, beginning of year	1,736,529	1,645,800
DEFICIT, end of year	$ 3,007,025	$ 1,736,529
Basic and diluted loss per common share	$ (0.08)	$ (0.01)
Weighted average of common shares outstanding	15,081,621	10,692,358

GOLDCLIFF RESOURCE CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003

	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES:		
Interest received	$ 865	$ 1,052
Interest expense	(1,056)	(595)
Cash paid to suppliers and employees	(278,129)	(5,182)
CASH FLOW FROM OPERATING ACTIVITIES	278,320	(4,725)
CASH FLOW USED IN INVESTING ACTIVITIES:		
Term deposits withdrawn (invested)	(650,000)	25,366
Mineral claims	(2,796)	(18,439)
Deferred exploration expenditures	(193,060)	(195,704)
CASH FLOW USED IN INVESTING ACTIVITIES	(845,856)	(188,777)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital stock issued	1,216,705	241,038
CASH FLOW FROM FINANCING ACTIVITIES	1,216,705	241,038
INCREASE IN CASH DURING THE YEAR	92,529	47,536
CASH, beginning of year	57,474	9,938
CASH, end of year	$ 150,003	$ 57,474

GOLDCLIFF RESOURCE CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Development stage company:

The company is a development stage company and its ability to generate cash depends solely on public share offerings since there are no active projects which are likely to generate cash in the near future.

The accompanying financial statements have been prepared on a basis which contemplates the realization of assets and the discharging of liabilities in the normal course of business and do not include any adjustments relating to the recoverability or classification of the recorded assets and liability amounts that might be necessary should future share issues fail to generate sufficient cash to sustain operations.

(b) Mineral claims and deferred exploration expenditures:

Amounts shown as mineral claims and the deferred exploration expenditures thereof have been capitalized on an area of interest basis. These costs will be charged against income when properties are developed to the stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs will be charged against income in the year of abandonment or determination of value. The amounts represent costs to date and do not necessarily reflect present or future values.

(c) Revenue Recognition:

The company has been paid fees to enter into an agreement. The revenues are recognized on receipt of cash.

(d) Reclassification of prior year financial statements:

Certain financial statement items of the prior year have been reclassified in order to conform to the current year's presentation.

(e) Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

(f) Environmental expenditures:

The operations of the company have been and may in the future be affected in varying degree by changes in environmental regulations, including those for future removal of property, plant and equipment, and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

(g) Environmental protection and rehabilitation:

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal of property, plant and equipment and site restoration costs as required due to environmental law or contracts.

(h) Stock based compensation:

The Company grants stock options in accordance with the TSX Venture Exchange ("TSX"). Effective September 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

(i) Loss per share:

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per common share is calculated using the weighted-average number of common shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

2. MINERAL CLAIMS:

British Columbia, Osoyoos Mining Division

CLIFF PROPERTY
Cliff claims

By an agreement dated July 29, 1986, with amendments dated November 1, 1986, April 26, 1987 and February 1, 1988 the company has acquired a sole and exclusive option to purchase all of the interest in certain mining claims known as the Cliff claims.

The option is subject to a royalty of 3% of net smelter returns. As consideration for acquiring the option, the company has issued 200,000 shares in its capital stock. The Company is required to maintain the leases in good standing and should production be commenced royalties of 3% of net smelter returns will be payable to the vendor.

2. MINERAL CLAIMS CONTINUED:

Dave and Max claims

By an agreement dated September 13, 1990, the company has acquired 100% interest in Dave and Max claims for a cash amount of $12,000. The agreement is subject to royalties of:

1) 10% net profit
2) 5% of the proceeds up to $70,400

Osoyoos crown granted **claims**

By an agreement dated August 1, 1991 and amended January 5, 1995 the company has acquired four surveyed crown granted claims for a cash amount of $7,000 and 100,000 shares. The agreement is subject to royalties of 3% of net smelter returns.

HEDLEY GOLD BASIN PROJECT

Panorama Ridge Property
N claims

In 2001, the company on its own behalf and for the cost of staking, acquired 59 claim units (N claims) in the Osoyoos Mining Division. The claims are located in the Hedley Gold Basin and adjoin the Nickel Plate mine holdings.

Win claims

In 2001 the company acquired 7 claims totalling 112 claims units for the cost of staking. The claims are located in the Hedley Gold Basin and adjoin the Nickel Plate mine holdings.

Hedley Property
Dawson claims

By an agreement dated March 1, 2001, the company acquired 100% interest in 50 surveyed crown granted claims in the Hedley Gold Basin by purchasing a Right of First Refusal agreement. Upon execution of the agreement, the company paid $3,000. By an amended agreement date December 03, 2003, the company completed the purchase by issuing 75,000 shares to the seller. When the mineral land title is transferred to the company by way of the Right of First Refusal agreement, the company will earn its interest in the claims.

British Columbia, Kamloops Mining Division

PLUG PROPERTY
S claims

By an agreement dated December 18, 1995, the company has acquired a sole option to purchase all of the interest on certain mining claims known as the "S" claims.

The option is subject to a royalty of 2% of net smelter returns. As consideration for acquiring the options, the company has issued 100,000 shares in its capital stock.

GOLDCLIFF RESOURCE CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2003

2. MINERAL CLAIMS CONTINUED:

Mining claims and deferred exploration expenditures consist of:

	Acquisition Costs	Development Expenses	Total
Hedley Property	$ 6,000	$ -	$ 6,000
N and W claims	7,001	605,687	612,688
	$ 13,001	$ 605,687	$ 618,688

3. TERM DEPOSITS:

These deposits are held by the bank as security for reclamation bonds and cannot be released to the company without prior approval of the appropriate government agency.

4. SHARE CAPITAL:

(a) Authorized share capital consists of 100,000,000 no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2002	12,427,740	$ 2,991,014
Cash	8,189,000	1,014,955
Cash (Exercise of Options)	275,000	28,250
Stock-based compensation	-	9,000
Cash (Exercise of Warrants)	1,550,000	173,500
Share for debt	799,485	83,946
Balance - October 31, 2003	23,241,225	$ 4,300,665

(b) Outstanding warrants:

No. of shares	Price	Expiry Date
800,000	0.11	June 4, 2004
1,000,000	0.17	June 11, 2004
900,000	0.14	June 10, 2005
5,044,450	0.20	August 14, 2004

(c) Outstanding options:

No. of Shares	Price	Expiry Date
200,000	0.10	December 11, 2005
374,620	0.18	July 3, 2006
210,380	0.1275	June 12, 2007
700,000	.105	May 16, 2008
60,000	.10	December 8, 2004
50,000	.135	May 7, 2007
150,000	.10875	September 3, 2008
193,450	.10875	September 3, 2004
80,000	.1125	October 3, 2008

5. STOCK OPTIONS:

The Company has an incentive stock option plan in place with the TSX under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a fixed plan, whereby it has reserved 18% of the issued shares for issuance under the plan. Options granted under the plan will have a term not to exceed 5 years.

6. STOCK-BASED COMPENSATION:

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

Risk-free interest rate	3.18%
Expected life of options	5 years
Annualized volatility	.763%
Dividend rate	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Contributed surplus

		2003		2002
Balance beginning of year	$	-	$	-
Stock-based compensation		76,407		-
Options exercised		(9,000)		-
Balance end of year	$	67,407	$	-

7. RELATED PARTY TRANSACTIONS:

The company has had the following transactions with companies who are owned by directors of Goldcliff Resource Corporation.

Billed		Accounts payable		Transaction
2003	2002	2003	2002	
$ 96,056	$115,229	$ 27,484	$74,380	Exploration and administration
$ 70,176	$ 26,988	-	-	Legal
-	$ 13,888	-	$10,342	Geophysical

These transactions are in the normal course of business and are measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. INCOME TAXES:

For income tax purposes, the company has losses carried forward from prior years which can be used to reduce future years' taxable income. These losses expire as follows:

2004	$ 81,287
2005	88,125
2006	33,086
2007	43,849
2008	56,675
2009	90,729
2010	239,385
	$ 633,136

The potential benefits relating to the available losses have not been recorded in the financial statements.

9. FINANCIAL INSTRUMENTS:

(a) Fair Value:
The carrying value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their respective fair value.

(b) Price Risk:
Financial risk is the risk arising from changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency.

10. SUBSEQUENT EVENTS:

November 6, 2003:
180,000 options were exercised for $18,400

December 23, 2003:
1,157,500 shares were issued at $0.20 for $231,500
1,157,500 warrants were issued for 0.25 per share expiring December 23, 2004

January 14, 2004:
100,000 warrants were exercised for $ 20,000

January 15, 2004:
75,000 shares were issued for mining claims

GOLDCLIFF RESOURCE CORPORATION, 920-470 Granville Street, Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685 Fax: (604) 261-8994 Email: info@goldcliff.ca Web: www.goldcliff.com

QUARTERLY REPORT BC FORM 51-901F SCHEDULES B AND C	
ISSUERS DETAILS	
For Quarter Ended	October 31, 2003
Date of Report:	February 27, 2004
Name of Issuer	Goldcliff Resource Corporation
Issuers Address	Suite 920 - 470 Granville Street Vancouver, BC V6C 1V5
Fax Number	604-261-8994
Phone Number	604-685-5685
Email	info@goldcliff.ca
Web	www.goldcliff.com
Contact Person	Leonard W. Saleken, PGeo
Contact Position	CEO, President, Director
Contact Telephone Number	604-261-7477
Contact Fax Number	604-261-8994

CERTIFICATE

The **Schedules B and C** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name Leonard W. Saleken	"Leonard W. Saleken"	Date Signed March 10, 2004
Directors Name Edwin R. Rockel	"Edwin R. Rockel"	Date Signed March 10, 2004

Gcn_qtr4_oct2003BC51-901F.doc

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
October 31, 2003

SCHEDULE A: **FINANCIAL STATEMENTS**
See Audited Financial Statement, Schedule A.

SCHEDULE B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred costs:

a) See Audited Financial Statement, Schedule A.

2.0 Related party transactions

a) The aggregate amount of expenditures made to parties not at arm's length from the issuer for the current reporting period: see Audited Financial Statement Schedule A.

3.0 Summary of securities issued and options granted during the reporting period:

a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds	Type of Consideration	Commission Paid ($)
Oct 03, 2003	Common	Warrants	100,000	0.140	$14,000	Cash	Nil.

b) Summary of stock options granted during the period:

Date	Position	Name	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Expiry Date
Sept 09, 2003	Consultant	Patrick McCleery	Common	Options	143,450	0.10875	Sept 09, 2004
Sept 09, 2003	Consultant	Paul Sterling	Common	Options	50,000	0.10875	Sept 09, 2004
Sept 09, 2003	Consultant	Lorne Beloud	Common	Options	50,000	0.10875	Sept 09, 2004
Sept 09, 2003	Director	Paul Saxton	Common	Options	100,000	0.10875	Sept 09, 2004
Oct 03, 2003	Director	Paul Saxton	Common	Options	80,000	0.1125	Oct 03, 2008

4.0 Summary of securities as at the end of the reporting period:

a) Authorised capital: 100,000,000 common shares without par value.

b) Shares issued: 23,241,225 common shares without par value.

c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	60,000	0.100	December 08, 2004
Options	193,450	0.10875	September 03, 2004
Options	200,000	0.100	December 11, 2005
Options	374,620	0.180	July 03, 2006
Options	50,000	0.135	May 07, 2007
Options	210,380	0.1275	June 12, 2007
Options	700,000	0.105	May 16, 2008
Options	150,000	0.10875	September 03, 2008
Warrants	800,000	0.110	June 13 2004
Warrants	1,000,000	0.170	July 08, 2004
Warrants	5,004,450	0.200	August 14, 2004
Warrants	900,000	0.140	June 10, 2005

d) Number of common shares held in escrow: Nil
Number of common shares subject to pooling: Nil

5.0 List of Directors:
Leonard W. Saleken
Edwin R. Rockel
George Sanders
Paul F. Saxton

List of Officers:
Chief Executive Officer (CEO), Leonard W. Saleken
President, Leonard W. Saleken
Chief Financial Officer (CFO), Edwin R. Rockel
Secretary, Graham H. Scott

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
October 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE BUSINESS

Goldcliff Resource Corporation is a mineral exploration and development company. The Company currently has three projects located in the Province of British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN.

RESOURCE PROPERTIES

The Company has three projects located in the Province of British Columbia. The active project for 2003 was the Panorama Ridge property. The two other projects, the Cliff and Plug (Meadow Creek), were inactive. The Otish Mountains project in Quebec was dropped

Panorama Ridge Property

The active project for 2003 was the Panorama Ridge Property. The property is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property consist of 4125 hectares of staked mineral claims. The Company owns 100 per cent beneficial interest in the claims with no royalties, and no cash or property payments.

The Panorama Ridge property was discover in 2000 based on new logging roads which exposed outcrops having geological similarities to the Nickel Plate-Mascot mine area. The Nickel Plate-Mascot mine, in the past, produced approximately 2.5 million ounces gold.

In 2001 and 2002, the Company explored and compiled exploration data on the property. A considerable amount of geological, geochemical and geophysical data by previous operators of the property area was obtained from assessment reports filed with the Ministry of Energy and Mines of British Columbia. The data was compiled in a computer data base. The interpretation of results focused the Company's exploration on the north-western portion of the property and in the area surrounding Panorama Ridge. The exploration work carried out by the Company consisted of a property regional stream sediment survey, detailed grid soil sampling, detailed magnetic and electromagnetic surveying, trenching, sampling, prospecting and geological mapping.

The Company's work established a large area for the discovery of gold mineralization. The "discovery area" is approximately 1.2 by 2.3 kilometres in size (2.8 square kilometres). Within the discovery area, three zones consisting of coincidental geological, geochemical and geophysical anomalies were defined and designated as the Epic, Panorama and Castle gold zones. The common identifier of the "gold zones" is extensive surface gold mineralization and strong subsurface geophysical responses (IP chargeability).

In 2003, the property was ready for the initial drill program. The drilling commenced in October and by November, 17 holes were drilled for a total of 1,920 metres.

ACQUISITION AND/OR ABANDONMET OF RESOURCE PROPERTIES

The Quebec property, Otish Mountains, was abandoned. Aside from the initial acquisitions cost, no further cash payments were made, no exploration work was conducted and no exploration costs were incurred on the property.

By an agreement date March 1, 2001, the Company acquired 100% interest in 50 surveyed crown granted claims in the Hedley Gold Basin by purchasing a Right of First Refusal agreement. Upon execution of the agreement, the Company paid $ 3,000. By an amended agreement date December 03, 2003, the company completed the purchase by issuing 75,000 shares to the seller. When the Mineral land title is transferred to the company by way of the Right of First Refusal agreement, the Company will earn its interest in the claims.

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
October 31, 2003

OPERATIONS AND FINANCIAL CONDITION

The Company as adequate funds to met its day-to day operations and exploration expenditures.

MATERIAL CONTRACTS AND/OR COMMITMENTS

On January 31, 2003, the Company retained the services of Beloud Management Consultants Ltd. of Kelowna, BC, for the purposes of market-making activities. Beloud will receive a fee of $3000 per month for a period of nine months. The contract may be renewed thereafter with the consent of both parties. There are no performance factors contained in the agreement. Beloud Management is owned by Lorne Beloud, a chartered accountant, with many years of market experience. The services of Beloud Management Consultants Ltd. were renewed for an additional period of nine months at the specified fees.

On May 12, 2003, Martyn Element & Associates Corporate & Project Finance Limited ("Element") were retained by Goldcliff as an independent contractor to provide corporate advisory services to the company. The initial term of the engagement was for a period of six months at a monthly fee of $7500 plus expenses. A finders fee will be paid to Element for facilitating the completion of an equity financing involving registrants. Martyn Element was granted incentive stock options of 256,550 common shares of Goldcliff at an exercise price of $0.10875 for two years, expiring May 16, 2005. Patrick McCleery was granted incentive stock options of 143450 common shares of Goldcliff at an exercise price of $0.10875 for one year, expiring September 03, 2004

INVESTOR RELATIONS

Timely disclosure of information is being disseminated through news releases and designated media outlets Canada Stockwatch (Canjex Publishing Ltd.) and Market News Publishing Inc. Timely disclosure of information is being maintained with news releases and website updates (www.goldcliff.com).

MANAGEMENT CHANGES

On June 25, 2003, Edwin R. Rockel, PGeo (Director) was appointed Chief Financial Officer (CFO). In September, Nazir Dhalla resigned as a Director and Paul F. Saxton, PEng, was appointed Director.

SUBSEQUENT EVENTS

In November, the Company did not renew the agreement with Martyn Element & Associates Corporate & Project Finance Limited. In January 2004, the Company retained Coal Hardor Communications Inc. to conduct investor relations on behalf of the Company. The agreement is for three months at a total fee of $15,000.

FINANCIINGS, PRINCIPAL PURPOSES AND MILESTONES

In June , the Company completed a non-brokered private placement for 1,000,000 units at a price of $0.105 per unit to net th Company $ 105,000. The placee was Leonard W. Saleken.

In August, the Company completed a short form offering through its agent, First Associates Investments Inc. in the amount o $1,011,850. The offering consisted of 7,139,000 units, comprised of 4,189,000 flow-through units and 2,950,000 non-flow-through units.

In December, the Company completed a non-brokered flow-through private placement for 1,157,500 units at a price of $0.1(per unit with several placees to net the Company an aggregate of $231,500.

LIQUIDITY AND SOLVENCY

The Company has approximately $ 800,000 in cash for exploration and corporate purposes. The Company intends to ra additional funds by way of a private placements and /or short-form offering in 2004.

Gcn_Q4_oct2003BC51-901F

Proxy

ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS OF
GOLDCLIFF RESOURCE CORPORATION

TO BE HELD AT 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2
ON Wednesday, April 14, 2004 at 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Leonard W. Saleken, a Director of the Company, or failing this person, **Edwin R. Rockel**, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ______________________

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item; please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To elect as Director, **Leonard W. Saleken**		N/A	
4. To elect as Director, **Edwin R. Rockel**		N/A	
5. To elect as Director, **George W. Sanders**		N/A	
6. To elect as Director, **Paul F. Saxton**		N/A	
7. To amend the Company's Incentive Stock Option Plan			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote